Mail Stop 3561

May 8, 2007

Mr. Mathew D. Serra
Chief Executive Officer
Foot Locker, Inc.
112 West 34th Street
New York, New York 10120

>   **RE: Foot Locker, Inc.**
>   **Form 10-K for Fiscal Year Ended February 3, 2007**
>   **Filed April 2, 2007**
>   **File No. 1-10299**

Dear Mr. Serra

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 26, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Capital Structure, page 15

Debt Capitalization and Equity, page 15

1.   We note your disclosure of "total net debt," "net debt capitalization percent" and shareholders' equity on page 16. These measures appear to represent non-GAAP liquidity measures. As such, please identify these measures as non-GAAP financial measures and disclose the reasons why the presentation provides useful information to investors regarding your financial condition and liquidity. Also, to the extent material, disclose the additional purposes, if any, for which management uses the non-GAAP measures. In addition, please revise so that the titles of the measures are not confusingly similar to titles used for GAAP purposes. Refer to Item 10(e) of Regulation S-K.

Contractual Obligations and Commitments, page 17

2.   Please revise the narrative accompanying your table of contractual obligations to clarify what is included in the line item for operating lease obligations. For example, please disclose that the obligations do not include insurance, taxes, maintenance and other costs required by operating leases disclosed on page 45. Also, provide a context for readers to understand the impact of such costs on your operating lease obligations. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations issued December 19, 2003 available at www.sec.gov.

Notes to Consolidated Financial Statements, page 31

Note 15 Leases, page 44

3.   Reference is made to your disclosure of the present value of operating lease commitments on page 45. Please tell us why you believe that disclosure of this non-GAAP financial measure is permitted by paragraph (1)(ii)(C) of Item 10(e) of Regulation S-K.

Note 23 Legal Proceedings, page 59

4.   Please tell us why you believe that the outcome of the legal proceedings would not have a material adverse effect on your financial position, liquidity or results of operations. Please also tell us why you have not disclosed the information required by paragraphs 9 and 10 of SFAS 5. In that regard, we assume that you disclose the legal proceedings because it is probable or there is at least a reasonable possibility that losses or additional losses exceeding amounts recognized may have been incurred. If so, please consider disclosing the nature of the loss contingencies in more detail and disclose estimates of possible losses or ranges of reasonably possible losses, or state that such estimates cannot be made. Please refer to paragraphs 9 and 10 of SFAS 5.

Item 9A. Controls and Procedures, page 63

5.   You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective in alerting them in a timely manner to all material information required to be disclosed in your report. Please revise to clarify, if true, that your chief executive officer and chief financial officer concluded your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state that your disclosure controls and procedures were effective. Refer to Item 307 of Regulation S-K and Rule 13a-15 or 15d-15 of the Exchange Act.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief